Filed pursuant to Rule 424(b)(3)
Registration No. 333-125197

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated June 13, 2005)

Antigenics Inc.

$50,000,000 Principal Amount of
5.25% Convertible Senior Notes Due 2025 and
4,645,115 Shares of Antigenics Common Stock Issuable on Conversion of the Notes

     This prospectus supplement relates to the resales of our 5.25% Convertible Senior Notes due 2025 issued in a private placement in January 2005 and shares of our common stock issuable upon conversion of the notes.

     This prospectus supplement, which supplements our prospectus dated June 13, 2005, contains additional information about the selling securityholders. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any other amendments or supplements to it.

     Investing in the notes and shares of our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 7 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 24, 2005

Antigenics Inc. • 630 Fifth Avenue, New York, NY 10111 • (212) 994-8200

     You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not, nor, to our knowledge, have any of the selling securityholders, authorized anyone to provide you with different information. The information contained in this prospectus supplement and the prospectus to which it refers is correct only as of their respective dates, regardless of the time of the delivery of this prospectus supplement or the prospectus to which it referes or any sale of the securities described in this prospectus supplement or such prospectus. The selling securityholders are not making an offer to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in January 2005. The notes were sold by the initial purchasers to persons they or their agents reasonably believed to be qualified institutional buyers under Rule 144A under the Securities Act. These subsequent purchasers, including, to the extent permitted, their transferees, pledges or donees or their successors, may use this prospectus supplement and the prospectus to which this prospectus supplement refers to sell the notes and the shares of our common stock issuable upon conversion of the notes.

     The following table supplements the table of selling securityholders in the prospectus to which this prospectus supplement refers, and sets forth additional information about the beneficial ownership of the notes and shares of our common stock by the selling securityholders. We have prepared this table using information furnished to us by or on behalf of the selling securityholders listed below. Unless set forth below, to our knowledge, no selling securityholder listed below nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus supplement.

     Our registration of the notes and the shares of our common stock that may be issuable upon conversion of the notes does not mean that the selling securityholders identified below or in the prospectus to which this prospectus supplement refers will sell all or any of the securities. In addition, the selling securityholders listed below and in the prospectus to which this prospectus supplement refers may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings. Information concerning the selling securityholders may change from time to time, and upon notice thereof we will provide any changed information in supplements to or amendments of the prospectus, if and when necessary.

			Number of Shares of
	Principal Amount of		Common Stock	Number of Shares of
Name of	Notes Beneficially		Issuable Upon	Common Stock	Percentage of
Selling	Owned That May be	Percentage of Notes	Conversion That May	Beneficially Owned	Common Stock
Securityholder(1)	Sold	Outstanding	be Sold (2)	After Offering (3)	Outstanding (4)
Aristeia International Limited	$2,075,000	4.2%	192,772	0	*
Aristeia Trading LLC	425,000	*	39,483	0	*

*	Less than 1%.

(1)	No unnamed holder may use this prospectus supplement or the prospectus to which it refers to offer or sell notes or shares of our common stock into which the notes are convertible until such unnamed holder is identified as a selling securityholder in a supplement to such prospectus.

(2)	Assumes conversion of the full amount of notes held by the selling securityholder at the rate of 92.9023 shares of our common stock per $1,000 in principal amount of the notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes may be adjusted under circumstances described under “Description Of Notes—Conversion Rights” in the prospectus to which this prospectus supplement refers.

Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of Notes—Conversion Rights” in the prospectus to which this prospectus supplement refers.

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon the assumed conversion of the notes listed next to its name and represents additional shares of our common stock, if any, beneficially owned before the offering.

(4)	Calculated based on 45,564,652 shares of common stock outstanding as of May 2, 2005. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular security holder’s notes. However, we did not assume the conversion of any other security holders’s notes